02053133

TATES
ANGE COMMISSION
.C. 20549

VF 12-3-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22543

FU 12/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/01 (MM/DD/YY) AND ENDING 9/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. Stark & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Southeast Sixth Avenue, Suite 203
(No. and Street)

Delray Beach (City) Florida (State) 33483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary L. Stark 561-243-3815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2699 So. Bayshore Drive, Suite 500 (Address) Miami (City) Florida (State) 33133 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2002
WASH. D.C.
180

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/29

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary L. Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. Stark & Co., Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

OFFICIAL NOTARY SEAL
CARYN ZIMMERMANN
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. DD123261
MY COMMISSION EXP. JUNE 9,2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and Sec Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

R.M. STARK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002







KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
R.M. Stark & Co., Inc.
Delray Beach, Florida

We have audited the accompanying statement of financial condition of R.M. Stark & Co., Inc. as of September 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.M. Stark & Co., Inc., as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Miami, Florida
November 7, 2002

Kaufman, Rossin & Co.

R.M. STARK & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

CASH AND CASH EQUIVALENTS, including $33,947 held in clearing deposit account (Note 5)	$	360,609
RECEIVABLE FROM BROKER (NOTE 5)		186,542
SECURITIES OWNED, AT MARKET (NOTE 5)		334,184
INTEREST RECEIVABLE		5,780
OTHER ASSETS		105,124
	$	992,239

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Securities sold, but not yet purchased, at market (Note 5)	$	14,345
Accounts payable and accrued liabilities		176,410
Note payable (Note 2)		41,228
Total liabilities		231,983
LEASE COMMITMENTS AND CONTINGENCIES (NOTES 3 AND 6)		
STOCKHOLDER'S EQUITY		760,256
	$	992,239

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

R.M. Stark & Co., Inc., (the Company) is a broker of various types of equity, debt, commodity, and mutual fund instruments. The Company primarily acts in an agency capacity, buying and selling these instruments for its customers, nationwide, and charging a commission. To a lesser extent, the Company also trades securities for its own account.

Effective October 1, 2001, the Company became a wholly owned subsidiary of RMST Holding Company, Inc. "the Parent" (See note 7).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related commission income and clearing costs are reported on a trade date basis.

Derivative Instruments

The Company has adopted Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities," which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Company invests in equity-related derivative contracts (derivatives), primarily options. In the normal course of business, the Company enters into derivative contracts for trading purposes, and sometimes as a hedge of other securities market risks. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company.

Generally, the Company purchases and sells equity put and call options. Options represent the opportunity to sell or buy the underlying equity securities at specified prices and future dates.

The Company's exposure to credit risk associated with counterparty nonperformance on any derivatives that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the Company trades in only exchange traded derivatives.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Profit Sharing Plan

The Company maintains a 401(k) Profit Sharing Plan (the Plan). Under the Plan, all eligible employees may contribute up to 6% of compensation, subject to the statutory maximum. The Company will match 50% of employees' contributions up to 6% of employee compensation.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents.

Income Taxes

Effective, October 1, 2001, the Company elected with its Parent to be a Qualified Subchapter S Subsidiary. Under these provisions, the Company's taxable income or loss is included in the Parent's tax return (see note 7).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. NOTE PAYABLE

In July 2002, the Company executed a note payable of $52,500 for insurance coverage. The note bears interest at 12.99% per annum and has monthly payments of approximately $6,200 through April 2003.

NOTE 3. LEASE COMMITMENTS

The Company is obligated under a non-cancelable lease agreement, expiring September 30, 2003, for its office facility in Delray Beach, Florida. The Company is also obligated under two non-cancelable equipment leases expiring in 2003 and 2006.

Approximate future minimum payments under the non-cancelable leases for the years subsequent to September 30, 2002, are as follows:

2003	$	65,000
2004		6,000
2005		6,000
2006		3,000
	$	80,000

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At September 30, 2002, the Company's "Net Capital" was $608,595 which exceeded requirements by $508,595, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.32 to 1.

NOTE 5. RISK CONCENTRATIONS

Cash Concentration

The Company may, from time to time, maintain cash balances at financial institutions in excess of federally insured limits.

Custody of Securities and Clearing Broker Accounts

The clearing and depository operations for the Company's securities transactions are provided by BNY Clearing Services, LLC, a Bank of New York Company. At September 30, 2002, all security positions, the clearing deposit, and the receivable from broker are held by and due from this brokerage firm.

Securities Owned

At September 30, 2002, securities owned, at market consisted of $96,943 of equities and $237,241 of government bonds, all United States issues.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased aggregated $14,345 at September 30, 2002. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the market value in the accompanying statement of financial condition.

NOTE 6. CONTINGENCIES

The Company, its stockholder and a member of management, have been named in two matters before the NASD Dispute Resolution, Inc. Both matters involve claims of excessive trading, recommendation of unsuitable securities and breach of fiduciary duty. These matters are currently in discovery. Management believes these matters are without merit and plans on vigorously contesting them. The outcome of these matters and potential liability, if any, cannot be determined at this time.

NOTE 7. RELATED PARTY

Effective, October 1, 2001, the sole shareholder of the Company exchanged 100% of the outstanding shares of the Company for 100% of the outstanding shares of the Parent.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

first union center / ste. 1310
200 east broward blvd.
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com